News Release

751 Victoria Square, Montr[illegible], Canada H2Y 2J3
Telephone (514) 286-7430 / Telecopier (514) 286-7424

Power Financial Corporation

FOR IMMEDIATE RELEASE

THIRD QUARTER OPERATING EARNINGS INCREASE 16 PER CENT
DIVIDEND INCREASE

Winnipeg, Manitoba, November 26, 2003 -- Power Financial Corporation's operating earnings for the quarter ended September 30, 2003 were $319 million or $0.87 per common share, compared with $272 million or $0.75 per share for the same period in 2002. This represents a 16 per cent increase on a per share basis.

The contribution from subsidiaries and affiliate to operating earnings increased by 21 per cent in the quarter compared with the same period in 2002. The increase reflects significant growth in the share of earnings from Great-West Lifeco Inc., whose results include the results of Canada Life Financial Corporation beginning on July 10th, because of both an increase in earnings before restructuring costs at Lifeco, as discussed later in this release, and the acquisition of additional shares of Lifeco by Power Financial and by Investors Group Inc. in the course of the Canada Life acquisition.

Other income was $808 million or $2.32 per share for the third quarter in 2003, compared with a charge of $62 million or $0.18 per share in the corresponding period last year. Other income in 2003 consisted primarily of a net dilution gain of $888 million recorded in the quarter by Power Financial in connection with the acquisition of Canada Life by Lifeco. Also included in other income are Power Financial's share of restructuring costs expensed by Lifeco in the quarter, as well as the Corporation's share of net non-operating earnings related to Pargesa Holding S.A. and other items of a non-recurring nature.

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Net earnings, including other income, for the quarter ended September 30, 2003, were $1,127 million or $3.19 per share, compared with $210 million or $0.57 per share for the same period in 2002.

NINE-MONTH RESULTS

Operating earnings for the nine-month period ended September 30, 2003 were $907 million or $2.46 per share, compared with $806 million or $2.23 per share for the same period in 2002, mainly as a result of the Corporation's share of operating earnings from its subsidiaries and affiliate which increased by $108 million or 13 per cent over the period.

Other income was $798 million or $2.30 per share for the nine-month period, consisting primarily of the net dilution gain recorded in the third quarter in connection with the acquisition of Canada Life by Lifeco. In the corresponding period of 2002, other income was a charge of $62 million or $0.18 per share.

As a result, net earnings were $1,705 million or $4.76 per share for the nine-month period of 2003, compared with $744 million or $2.05 per share in 2002.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

Great-West Lifeco Inc.

Great-West Lifeco reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life, of $336 million for the third quarter of 2003, compared with $240 million for the same period of 2002, an increase of 40 per cent. On a per share basis, this represents $0.771, an increase of 18 per cent compared to a year ago. Net income after restructuring costs attributable to common shareholders for the quarter was $324 million or $0.739 per common share.

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For the nine months ended September 30, 2003, net income attributable to common shareholders, excluding restructuring charges, was $850 million, against $696 million for 2002. This represents $2.176 per common share, an increase of 15 per cent, compared with $1.889 per common share in 2002. Including restructuring costs, net income attributable to common shareholders was $838 million or $2.144 per common share for the nine months of 2003. The results of Canada Life are included from July 10, 2003.

Investors Group Inc.

For the quarter ended September 30, 2003, Investors Group reported net income attributable to common shareholders, excluding a dilution gain of $14.8 million resulting from the slight decrease in ownership in Lifeco in connection with the acquisition of Canada Life, of $140.6 million, compared with $124.7 million in 2002. Earnings per share on this basis were $0.53, compared with $0.47 in 2002, an increase of 13 per cent.

Net income attributable to common shareholders, excluding the dilution gain, was $389.7 million for the nine-month period ended September 30, 2003, compared with $371.8 million in 2002. Earnings per share on this basis were $1.47 compared with $1.40 in 2002.

Including the dilution gain of $14.8 million recorded in the third quarter, net income attributable to common shareholders was $155.4 million for the three-month period ended September 30, 2003 and earnings per share on this basis were $0.59 for the same period. For the nine-month period ended September 30, 2003, net income attributable to common shareholders was $404.5 million and earnings per share on this basis were $1.53 for the same period.

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Parjointco N.V.

Parjointco N.V. holds Power Financial Corporation's interest in Pargesa Holding S.A. For the three- and nine-month periods ended September 30, 2003, Parjointco contributed $13 million and $59 million, respectively, to Power Financial's operating earnings, compared with $14 million and $60 million, respectively, in 2002. Contribution to other income was $32 million and $22 million respectively for the three- and nine-month periods ended September 30, 2003, compared with a charge of $62 million in 2002.

COMMON SHARE DIVIDEND INCREASE

The Board of Directors today declared a quarterly dividend of 32.5 cents per share on the Corporation's common shares payable January 30, 2004 to shareholders of record December 31, 2003. This represents an increase of 2.5 cents over the previous quarterly rate of 30 cents.

PREFERRED SHARE DIVIDENDS

The Board also declared a quarterly dividend on the Corporation's First Preferred Shares, Series A payable February 15, 2004 to shareholders of record January 23, 2004 in an amount to be determined by applying the Quarterly Dividend Rate, as defined in the Articles of Continuance of the Corporation, to $25.00.

In addition, the Board declared quarterly dividends on the following series of the Corporation's Non-Cumulative First Preferred Shares payable January 31, 2004 to shareholders of record January 9, 2004, as follows:

- Series C, 32.50 cents per share;
- Series D, 34.375 cents per share;
- Series E, 32.8125 cents per share;
- Series F, 36.875 cents per share;

- Series H, 35.9375 cents per share;
- Series I, 37.50 cents per share; and
- Series J, 29.375 cents per share.

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Attachments: Financial Information (unaudited)

For further information, please contact:

Mr. Edward Johnson
Vice-President, General Counsel and Secretary
(204) 925-5100
(514) 286-7400

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	September 30 2003 (unaudited)	December 31 2002
ASSETS		
Cash and cash equivalents	4,520	2,437
Investments		
Shares	2,896	1,507
Bonds	54,723	33,766
Mortgages and other loans	15,707	8,399
Loans to policyholders	6,605	6,177
Real estate	1,652	1,270
	81,583	51,119
Investment in affiliate, at equity	1,508	1,558
Goodwill and intangible assets (Note 2)	9,859	5,077
Future income taxes	459	364
Other assets	8,963	7,764
	106,892	68,319
LIABILITIES		
Policy liabilities		
Actuarial liabilities	68,137	44,508
Other	4,807	3,788
Deposits and certificates	714	709
Funds held under reinsurance contracts (Note 10)	4,735	-
Long-term debt (Note 3)	3,612	2,313
Future income taxes	452	511
Other liabilities	9,426	5,014
	91,883	56,843
Non-controlling interests	7,035	4,621
SHAREHOLDERS' EQUITY		
Stated capital (Note 4)		
Preferred shares	1,250	1,050
Common shares	556	548
Retained earnings	6,096	4,758
Foreign currency translation adjustments	72	499
	7,974	6,855
	106,892	68,319

Power Financial Corporation

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended September 30 2003	For the three months ended September 30 2002	For the nine months ended September 30 2003	For the nine months ended September 30 2002
REVENUES				
Premium income (Note 10)	(2,365)	3,110	3,253	8,307
Net investment income	1,380	923	3,342	2,833
Fee income	931	883	2,598	2,761
	(54)	4,916	9,193	13,901
EXPENSES				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (Note 10)	(2,059)	3,522	4,222	9,434
Commissions and operating expenses	1,206	860	2,938	2,753
Interest expense	60	38	152	119
	(793)	4,420	7,312	12,306
	739	496	1,881	1,595
Share of earnings of affiliate	13	14	59	60
Other income (charges), net (Note 6)	803	(64)	793	(64)
Earnings before income taxes and non-controlling interests	1,555	446	2,733	1,591
Income taxes	225	138	576	524
Non-controlling interests	203	98	452	323
Net earnings	1,127	210	1,705	744
Earnings per common share (Note 7)				
Basic	3.19	0.57	4.76	2.05
Diluted	3.15	0.56	4.71	2.02

Power Financial Corporation

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

(in millions of dollars)	For the nine months ended September 30 2003	2002
Retained earnings, beginning of year	4,758	4,202
Add		
Net earnings	1,705	744
	6,463	4,946
Deduct		
Dividends		
Preferred shares	50	32
Common shares	307	264
Other	10	4
	367	300
Retained earnings, end of period	6,096	4,646

Power Financial Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(in millions of dollars)	For the three months ended September 30 2003	2002	For the nine months ended September 30 2003	2002
Operating activities				
Net earnings	1,127	210	1,705	744
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	(3,685)	738	(3,756)	610
Decrease (increase) in funds withheld by ceding insurers	(38)	(416)	131	(61)
Increase (decrease) in funds held under reinsurance contracts	4,735	-	4,735	-
Amortization and depreciation	47	23	85	64
Future income taxes	(68)	(59)	(78)	22
Non-controlling interests	203	98	452	323
Other	(1,089)	(555)	(617)	(990)
	1,232	39	2,657	712
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(77)	(49)	(179)	(147)
Preferred shares	(17)	(10)	(47)	(29)
Common shares	(104)	(90)	(299)	(257)
	(198)	(149)	(525)	(433)
Issue of common shares	-	-	8	1
Issue of preferred shares	-	150	350	150
Repurchase of preferred shares	-	-	(150)	-
Issue of common shares by subsidiaries	126	2	137	19
Repurchase of common shares by subsidiaries	(33)	(53)	(89)	(127)
Repurchase of preferred shares by subsidiaries	(102)	-	(102)	-
Net proceeds from bankers' acceptances	-	-	-	(256)
Issue (repayment) of commercial paper and other loans	986	(50)	983	(58)
Issue of long-term debt	-	-	1,150	-
Repayment of long-term debt	(128)	(12)	(403)	(37)
Other	103	-	113	29
	754	(112)	1,472	(712)
Investment activities				
Bond sales and maturities	11,852	5,456	26,688	15,944
Mortgage loan repayments	676	405	1,317	1,272
Sale of shares	317	169	682	381
Proceeds from securitization	-	-	52	-
Change in loans to policyholders	(381)	238	(454)	68
Change in repurchase agreements	663	(55)	466	47
Investment in Canada Life Financial Corporation	(1,862)	-	(1,862)	-
Investment in subsidiaries	153	-	(7)	-
Investment in bonds	(10,993)	(5,112)	(27,419)	(15,791)
Investment in mortgage loans	(1,072)	(363)	(1,447)	(1,056)
Investment in shares	(162)	(70)	(478)	(470)
Other	268	85	416	217
	(541)	753	(2,046)	612
Increase in cash and cash equivalents	1,445	680	2,083	612
Cash and cash equivalents, beginning of period	3,075	2,052	2,437	2,120
Cash and cash equivalents, end of period	4,520	2,732	4,520	2,732

Notes to consolidated financial statements
(unaudited)

September 30, 2003

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Financial Corporation at September 30, 2003 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2002, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2002.

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees, for financial statements of interim and annual periods starting on or after January 1, 2003.

In the normal course, the Corporation and its subsidiaries may enter into agreements which may contain features which meet the AcG-14 definition of a guarantee, and while the maximum guarantee cannot always be determined, given the nature of the future events which may or may not occur, any such arrangements that were material have been previously disclosed by the Corporation and its subsidiaries.

Accounting for costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

In March 2003, the CICA issued Emerging Issue Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See note 9 for the impact of this abstract on the financial statements of the Corporation.

Comparative figures

Certain of the 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the nine months ended September 30, 2003 is as follows:

(in millions of dollars)	Goodwill	Intangible assets	Total
Balance, beginning of year	3,688	1,389	5,077
Acquisition of Canada Life Financial Corporation	4,678		4,678
Additional investments in subsidiaries and other	104		104
Balance, end of period	8,470	1,389	9,859

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and shareholders' portion of acquired future participating profits. These are indefinite life intangible assets and are not subject to amortization.

Note 3. Long-term Debt

(in millions of dollars)	September 30 2003	December 31 2002
Power Financial Corporation		
7.65% debentures, due January 5, 2006	150	150
6.90% debentures, due March 11, 2033	250	-
Investors Group		
Floating Bankers' Acceptance, due May 30, 2006	175	450
6.75% Debentures 2001 Series, due May 9, 2011	450	450
6.58% Debentures 2003 Series, due March 7, 2018	150	-
6.65% Debentures 1997 Series, due December 13, 2027	125	125
7.45% Debentures 2001 Series, due May 9, 2031	150	150
7.00% Debentures 2002 Series, due December 31, 2032	175	175
7.11% Debentures 2003 Series, due March 7, 2033	150	-
Great-West Lifeco Inc.		
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	-	122
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048, unsecured (US$ 175)	236	276
8.00% Subordinated Debt until 2006, and thereafter at a rate equal to the Canadian 90 day Bankers' Acceptance rate plus 1.00%, due 2011	279	-
5.80% Series 1 Subordinated Debt until 2008, and thereafter at a rate equal to the Canadian 90 day Bankers' Acceptance rate plus 1.00%, due 2013	209	-
6.40% Series 2 Subordinated Debt due 2028	101	-
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	-
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	-
Other notes payable at interest rates from 8.0% to 9.0%	12	15
	3,612	2,313

Power Financial Corporation

Notes to consolidated financial statements
(unaudited)

Note 4. Capital stock and Stock option plan

Stated Capital

Authorized
Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and outstanding	September 30, 2003		December 31, 2002	
	Number of shares	Stated capital	Number of shares	Stated capital
		(in millions of dollars)		*(in millions of dollars)*
Preferred shares				
Series A First Preferred Shares	4,000,000	100	4,000,000	100
Series B First Preferred Shares	-	-	6,000,000	150
Series C First Preferred Shares	6,000,000	150	6,000,000	150
Series D First Preferred Shares	6,000,000	150	6,000,000	150
Series E First Preferred Shares	8,000,000	200	8,000,000	200
Series F First Preferred Shares	6,000,000	150	6,000,000	150
Series H First Preferred Shares	6,000,000	150	6,000,000	150
Series I First Preferred Shares	8,000,000	200	-	-
Series J First Preferred Shares	6,000,000	150	-	-
		1,250		1,050
Common shares	348,416,840	556	346,856,840	548

Stock-Based Compensation

As permitted by the CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments, the Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost.

Under the Corporation's stock option plan 1,500,000 options were granted during the third quarter of 2003 (no options were granted in the first six-month period ended June 30, 2003 or in the nine-month period ended September 30, 2002). The fair value of options granted during this period was $8.93 per option. The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following assumptions used for the options granted: dividend yield 2.77%, expected volatility 14.786%, risk-free interest rate 4.963% and expected life of 10 years. In addition stock options were granted by subsidiaries.

In accordance with the intrinsic value based method of accounting, no compensation expense has been recorded for options granted under the Corporation's plan. Had the fair value based accounting method been applied, compensation expense would have been recorded for the options granted under the Corporation's plan since January 1, 2002 based on the fair value of the options granted, amortized over the vesting period. The Corporation's net income for the nine months ended September 30, 2003 on this basis would have been reduced by less than $2 million (less than $1 million in 2002) and earnings per common share would have been reduced by less than $0.01 (less than $0.01 in 2002).

Options were outstanding at September 30, 2003 to purchase, until August 6, 2013, 7,170,000 common shares, at various prices from $7.34375 to $43.30 per share.

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure

For the three months ended September 30, 2003	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	(2,365)	-		-	(2,365)
Net investment income	1,316	42		22	1,380
Fee income	498	433		-	931
	(551)	475	-	22	(54)
EXPENSES					
Insurance claims	(2,059)	-		-	(2,059)
Commissions, other operating expenses	958	239		9	1,206
Interest expense	-	20		40	60
	(1,101)	259	-	49	(793)
	550	216	-	(27)	739
Share of earnings of affiliate			13		13
Other income - net	(21)	15	32	777	803
Earnings before the following	529	231	45	750	1,555
Income taxes	155	70		-	225
Non-controlling interests	146	72		(15)	203
Contribution to consolidated net earnings	228	89	45	765	1,127

Information on profit measure

For the three months ended September 30, 2002	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	3,110				3,110
Net investment income	878	33		12	923
Fee income	441	442			883
	4,429	475	-	12	4,916
EXPENSES					
Insurance claims	3,522				3,522
Commissions, other operating expenses	610	245		5	860
Interest expense	-	20		18	38
	4,132	265	-	23	4,420
	297	210	-	(11)	496
Share of earnings of affiliate			14		14
Other income - net	-	(2)	(62)	-	(64)
Earnings before the following	297	208	(48)	(11)	446
Income taxes	60	78		-	138
Non-controlling interests	51	57		(10)	98
Contribution to consolidated net earnings	186	73	(48)	(1)	210

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure

For the nine months ended September 30, 2003	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	3,253	-		-	3,253
Net investment income	3,167	122		53	3,342
Fee income	1,330	1,268		-	2,598
	7,750	1,390	-	53	9,193
EXPENSES					
Insurance claims	4,222	-		-	4,222
Commissions, other operating expenses	2,194	723		21	2,938
Interest expense	-	62		90	152
	6,416	785	-	111	7,312
	1,334	605	-	(58)	1,881
Share of earnings of affiliate			59		59
Other income - net	(21)	15	22	777	793
Earnings before the following	1,313	620	81	719	2,733
Income taxes	376	200		-	576
Non-controlling interests	308	185		(41)	452
Contribution to consolidated net earnings	629	235	81	760	1,705

Information on profit measure

For the nine months ended September 30, 2002	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	8,307				8,307
Net investment income	2,704	93		36	2,833
Fee income	1,379	1,382			2,761
	12,390	1,475	-	36	13,901
EXPENSES					
Insurance claims	9,434				9,434
Commissions, other operating expenses	1,952	786		15	2,753
Interest expense	-	60		59	119
	11,386	846	-	74	12,306
	1,004	629	-	(38)	1,595
Share of earnings of affiliate			60		60
Other income - net	-	(2)	(62)	-	(64)
Earnings before the following	1,004	627	(2)	(38)	1,591
Income taxes	283	240		1	524
Non-controlling interests	184	168		(29)	323
Contribution to consolidated net earnings	537	219	(2)	(10)	744

Notes to consolidated financial statements
(unaudited)

Note 6. Other income (charges), net

(in millions of dollars)	For the three months ended September 30 2003	2002	For the nine months ended September 30 2003	2002
Share of Pargesa's non-operating earnings	32	(62)	22	(62)
Gain resulting from dilution of the Corporation's interest in Lifeco	894		894	
Restructuring charges	(21)		(21)	
Other	(102)	(2)	(102)	(2)
	803	(64)	793	(64)

Note 7. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

For the three months ended September 30 *(in millions of dollars)*	2003	2002
Net earnings	1,127	210
Dividends on preferred shares	(16)	(12)
Net earnings available to common shareholders	1,111	198
Weighted number of common shares outstanding *(millions)*		
Basic	348.4	346.9
Exercise of stock options	7.2	7.2
Shares assumed to be repurchased with proceeds from exercise of stock options	(3.4)	(2.4)
Weighted number of common shares outstanding (denominator) *(millions)*		
Diluted	352.2	351.7

For the nine months ended September 30 *(in millions of dollars)*	2003	2002
Net earnings	1,705	744
Dividends on preferred shares	(50)	(32)
Net earnings available to common shareholders	1,655	712
Weighted number of common shares outstanding *(millions)*		
Basic	348.0	346.8
Exercise of stock options	7.2	7.2
Shares assumed to be repurchased with proceeds from exercise of stock options	(3.6)	(2.3)
Weighted number of common shares outstanding (denominator) *(millions)*		
Diluted	351.6	351.7

Notes to consolidated financial statements
(unaudited)

Note 8. Acquisition of Canada Life Financial Corporation (CLFC)

On July 10, 2003, Great-West Lifeco Inc. (Lifeco) acquired all of the outstanding common shares of CLFC, the parent company of the Canada Life Assurance Company (Canada Life), that were not already beneficially owned by Lifeco at a price of $44.50 per CLFC common share, representing an aggregate transaction value of $7.2 billion, including estimated transaction costs.

The acquisition was completed by way of a capital reorganization of CLFC pursuant to which CLFC shareholders received as consideration one of the following alternatives for each of their CLFC common shares:

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or

- 1.78 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E (to an aggregate maximum of 24 million Lifeco Series E Shares); or

- 1.78 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F (to an aggregate maximum of 8 million Lifeco Series F Shares); or

- 1.1849 Lifeco common shares (to an aggregate maximum of approximately 56 million Lifeco common shares); or

- any combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

After election and proration, Lifeco issued 55,958,505 common shares at a price of $37.556 per common share which represents the weighted-average trading price of Lifeco common shares on the last five trading days prior to February 17, 2003, the effective date of the transaction agreement. Lifeco also issued 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share. The 607,712 common shares of CLFC that were beneficially owned by Lifeco had a carrying value of $21 million on the date of acquisition.

Vested stock options on 2,766,834 CLFC common shares, outstanding at acquisition were exchanged for an equivalent number of Lifeco stock options on 3,278,421 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each CLFC common share. These options immediately vested and had an expiry date of August 25, 2003 and were essentially all exercised between July 10 and August 25, 2003.

On July 10, 2003, to support the financing of the transaction, Power Financial Corporation invested $800 million to purchase 21,301,523 common shares of Lifeco from treasury via private placement. Investors Group Inc. has also invested $100 million by purchasing 2,662,690 Lifeco common shares from treasury via private placement.

Lifeco also entered into an arrangement with a Canadian chartered bank (the "Bank") pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco or one or more of its subsidiaries. The credit facility provides a one year bank facility of up to $1,400 million and also up to $600 million of five year term financing. The five year term financing is syndicated to a group of international financial institutions. The balances of these facilities on September 30, 2003 were $394 million and $600 million respectively.

Power Financial Corporation

Notes to consolidated financial statements
(unaudited)

Note 8. Acquisition of Canada Life Financial Corporation (CLFC) (Con't)

The allocation of the purchase price is summarized as follows:

	(in millions of dollars)
Value of assets acquired:	
Cash and certificates on deposit	2,393
Bonds	22,600
Mortgage loans	7,398
Stocks	1,451
Real estate	1,014
Loans to policyholders	1,055
Other invested assets	456
Other assets	1,686
	38,053
Value of liabilities assumed:	
Policy liabilities	31,469
Commercial paper and other loans	592
Income taxes payable	113
Net deferred gains on portfolio investments sold	1,174
Other liabilities	1,502
Non-controlling interests	492
Participating policyholder surplus	43
Preferred shares	162
	35,547
Fair value of net assets acquired	2,506
Total purchase consideration:	
Cash	4,219
Lifeco common shares	2,102
Lifeco 4.80% Preferred Shares, Series E	597
Lifeco 5.90% Preferred Shares, Series F	199
Fair value of Lifeco options exchanged for CLFC options	10
Value of CLFC common shares already owned	21
Transaction and related costs (estimated), net of income taxes	36
	7,184
Goodwill and intangible assets on acquisition	4,678

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. Included in other liabilities are accruals for CLFC restructuring costs of $250 million for the elimination of duplicate systems, consolidation of operations, staff reductions, employee relocation and closure of facilities (see note 9).

Results of CLFC are included in the Consolidated statement of earnings from the date of acquisition. Canada Life offers insurance and other protection and wealth management products and services to individuals and groups, including reinsurance services, primarily in Canada, the United States, the United Kingdom and the Republic of Ireland, and in several other jurisdictions.

Note 9. Restructuring costs

Following the acquisition of CLFC on July 10, 2003, Lifeco developed a plan to restructure and integrate the operations of CLFC with its wholly owned subsidiaries Great-West, London Life and GWL&A. Lifeco expects the restructuring to be substantially completed by the end of 2004. Costs of $450 million are expected to be incurred as a result and consist primarily of the consolidation of operations and systems, compensation costs and consolidation of facilities. The costs include approximately $250 million that will be charged against the liability for restructuring costs that was recognized as part of the purchase equation of CLFC and costs of approximately $200 million that will be charged to income as incurred.

The following details the amount and status of restructuring costs for the period ended September 30, 2003.

(in millions of dollars)	Expected future costs			Amount utilized in the period ended September 30, 2003			Balance September 30, 2003		
	Accrued on acquisition	Expense as incurred	Total	Accrued on acquisition	Expense as incurred	Total	Accrued on acquisition	Expense as incurred	Total
Costs of eliminating duplicate systems	10	25	35	1	4	5	9	21	30
Costs of consolidating operations	15	155	170	1	12	13	14	143	157
Compensation costs	192	20	212	41	5	46	151	15	166
Costs of consolidating facilities	33	-	33	-	-	-	33	-	33
	250	200	450	43	21	64	207	179	386

Note 10. Reinsurance transactions

During the third quarter, Great-West, London Life, and GWL&A (subsidiaries of Lifeco) reinsured certain blocks of individual non-participating life insurance on a yearly renewable term reinsurance basis and group life, long term disability and group annuity business, on a coinsurance/funds withheld basis. The ceded premiums of $5,429 million associated with the transaction have been recorded on the consolidated statement of earnings as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities and provision for claims. For the consolidated balance sheet, this transaction resulted in a reduction in policyholder liabilities of $4,735 million and an increase in funds held under reinsurance contracts of the same amount.

Power Financial Corporation

751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Financial Corporation has declared the following dividends:

(1) A quarterly dividend on the outstanding Series A First Preferred Shares (PWF.PR.A) of the Corporation payable on February 15, 2004 to shareholders of record at the close of business on January 23, 2004, in an amount per share determined by applying the Quarterly Dividend Rate to $25.00. For the purposes hereof, "Quarterly Dividend Rate" shall mean one quarter of 70% of the average of the Prime Rate, as defined in the Articles of Continuance of the Corporation in paragraph 10(2), in effect on each day during the three calendar months ending December 31, 2003;

(2) A quarterly dividend of 32.50 cents per share on the outstanding First Preferred Shares, Series C (PWF.PR.D) of the Corporation payable on January 31, 2004 to shareholders of record at the close of business on January 9, 2004;

(3) A quarterly dividend of 34.375 cents per share on the outstanding First Preferred Shares, Series D (PWF.PR.E) of the Corporation payable on January 31, 2004 to shareholders of record at the close of business on January 9, 2004;

(4) A quarterly dividend of 32.8125 cents per share on the outstanding First Preferred Shares, Series E (PWF.PR.F) of the Corporation payable on January 31, 2004 to shareholders of record at the close of business on January 9, 2004;

(5) A quarterly dividend of 36.875 cents per share on the outstanding First Preferred Shares, Series F (PWF.PR.G) of the Corporation payable on January 31, 2004 to shareholders of record at the close of business on January 9, 2004;

(6) A quarterly dividend of 35.9375 cents per share on the outstanding First Preferred Shares, Series H (PWF.PR.H) of the Corporation payable on January 31, 2004 to shareholders of record at the close of business on January 9, 2004;

(7) A quarterly dividend of 37.50 cents per share on the outstanding First Preferred Shares, Series I (PWF.PR.I) of the Corporation payable on January 31, 2004 to shareholders of record at the close of business on January 9, 2004;

(8) A quarterly dividend of 29.375 cents per share on the outstanding First Preferred Shares, Series J (PWF.PR.J) of the Corporation payable on January 31, 2004 to shareholders of record at the close of business on January 9, 2004; and

(9) A quarterly dividend of 32.5 cents per share on the outstanding common shares (PWF) of the Corporation payable on January 30, 2004 to shareholders of record at the close of business on December 31, 2003.

BY ORDER OF THE BOARD,

Edward Johnson
Vice-President, General Counsel and Secretary

Winnipeg, Manitoba
November 26, 2003